Exhibit 99.1

Management’s Responsibility For Financial Reporting

The management of the Company is responsible for the preparation of the accompanying consolidated financial statements. These financial statements have been prepared in accordance with Canadian generally accepted accounting principles and, where appropriate, include estimates based on careful judgment. Management has determined these amounts on a reasonable basis in order to ensure that the financial statements are presented fairly, in all material respects. Financial information contained elsewhere in this annual report is consistent with the consolidated financial statements.

IMI maintains a system of internal accounting and administrative controls that are designed to provide reasonable assurance, at a reasonable cost, that the financial information is accurate and reliable and that the assets are appropriately accounted for and adequately safeguarded.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control. The Board carries out this responsibility through an Audit Committee, which includes three non-management directors, and meets periodically with management and the external auditors, Ernst & Young. The auditors have unrestricted access to the Audit Committee. The Audit Committee reviews IMI’s quarterly and annual consolidated financial statements and recommends their approval by the Board. The Committee also recommends the appointment of the external auditors who are appointed at IMI’s Annual Meeting.

The consolidated financial statements have been audited by Ernst & Young, on behalf of the shareholders, in accordance with Canadian generally accepted auditing standards.

Brent Norton	Ron Hosking
President and Chief Executive Officer	Vice President, Finance, and Chief Financial Officer
Toronto, Canada
March 24, 2005

Auditors’ Report

To the Shareholders of
IMI International Medical Innovations Inc.

We have audited the consolidated balance sheets of IMI International Medical Innovations Inc. as at December 31, 2004 and 2003 and the consolidated statements of loss and deficit and cash flows for the years ended December 31, 2004, 2003 and 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and 2003 and the results of its operations and its cash flows for the years ended December 31, 2004, 2003 and 2002 in accordance with Canadian generally accepted accounting principles.

Chartered Accountants
Toronto, Canada
February 11, 2005

29	IMI 2004 Annual Report

Consolidated Balance Sheets
IMI International Medical Innovations Inc.
Incorporated under the laws of Canada

[In Canadian dollars]

As at December 31

	2004	2003
	$	$
ASSETS
Current
Cash and cash equivalents	239,458	61,625
Short-term investments	4,956,945	6,635,135
Accounts receivable [note 3]	222,348	10,700
Inventory	267,500	-
Prepaid expenses and other receivables	137,015	329,789
Investment tax credits receivable	389,000	180,000
Total current assets	6,212,266	7,217,249
Capital assets, net [note 4]	420,955	403,205
Acquired technology, net of accumulated amortization of $784,399 [2003 — $693,684]	362,858	453,573
	6,996,079	8,074,027
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable	1,021,086	139,435
Accrued liabilities	566,951	403,213
Current portion of deferred revenue [note 7[a]]	306,900	6,900
Total current liabilities	1,894,937	549,548
Deferred revenue [note 7[a]]	2,604,300	86,200
Total liabilities	4,499,237	635,748
Commitments [note 7]
Shareholders’ equity
Capital stock [note 5]	24,192,321	24,056,853
Contributed surplus [note 5]	1,328,187	723,993
Warrants [notes 5[d] and 7[b][iv]]	200,000	312,200
Deficit	(23,223,666)	(17,654,767)
Total shareholders’ equity	2,496,842	7,438,279
	6,996,079	8,074,027

See accompanying notes

On behalf of the Board:

Brent Norton, MD, MBA	Stephen A. Wilgar
Director	Director

30	IMI 2004 Annual Report

IMI Consolidated Statements of Loss and Deficit
[In Canadian dollars, except share numbers]

Years ended December 31

	2004	2003	2002
	$	$	$
REVENUE
Product sales [note 3]	183,258	-	-
License revenue [note 3]	302,080	16,900	-
	485,338	16,900	-
Cost of product sales (including amortization of $6,600)	190,214	-	-
Gross profit	295,124	16,900	-
EXPENSES
Research and development	2,612,770	1,918,800	2,104,904
General and administration	3,355,451	2,361,602	2,141,207
Amortization	224,428	280,777	219,466
	6,192,649	4,561,179	4,465,577
RECOVERIES AND OTHER INCOME
Investment tax credits	205,000	223,146	189,908
Interest	123,626	258,422	257,407
	328,626	481,568	447,315
Net loss for the year	(5,568,899)	(4,062,711)	(4,018,262)
Deficit, beginning of year	(17,654,767)	(13,592,056)	(9,573,794)
Deficit, end of year	(23,223,666)	(17,654,767)	(13,592,056)
Basic and diluted loss per share	$(0.26)	$(0.19)	$(0.20)
Weighted average number of common shares outstanding	21,276,497	20,967,677	20,406,733

See accompanying notes

31	IMI 2004 Annual Report

IMI Consolidated Statements of Cash Flows
[In Canadian dollars]

Years ended December 31

	2004	2003	2002
	$	$	$
OPERATING ACTIVITIES
Net loss for the year	(5,568,899)	(4,062,711)	(4,018,262)
Add items not involving cash
Amortization	231,028	280,777	219,466
Stock compensation costs included in:
Research and development expense	123,925	189,105	81,905
General and administration expense	476,164	255,112	36,483
Loss on sale of capital asset	6,098	3,873	-
Net change in non-cash working capital balances related to operations [note 8]	544,015	(54,970)	30,841
Increase (decrease) in deferred revenue	2,818,100	(6,900)	100,000
Cash used in operating activities	(1,369,569)	(3,395,714)	(3,549,567)
INVESTING ACTIVITIES
Short-term investments	1,678,190	3,326,608	(2,603,943)
Purchase of capital assets	(164,789)	(385,605)	(20,804)
Sale of capital assets	628	2,775	-
Cash provided by (used in) investing activities	1,514,029	2,943,778	(2,624,747)
FINANCING ACTIVITIES
Issuance of capital stock, net of issue costs	33,373	363,110	5,731,386
Cash provided by financing activities	33,373	363,110	5,731,386
Net increase (decrease) in cash and cash equivalents during the year	177,833	(88,826)	(442,928)
Cash and cash equivalents, beginning of year	61,625	150,451	593,379
Cash and cash equivalents, end of year	239,458	61,625	150,451
Represented by:
Cash	173,302	61,625	148,270
Cash equivalents	66,156	-	2,181
	239,458	61,625	150,451

See accompanying notes

32	IMI 2004 Annual Report

IMI Notes to Consolidated Financial Statements
December 31, 2004 [In Canadian dollars, unless otherwise noted]

1. NATURE OF THE COMPANY AND BASIS OF PRESENTATION

IMI International Medical Innovations Inc. [the “Company”] operates in a single business segment and is a predictive medicine company dedicated to developing rapid, non-invasive tests for the early detection of life-threatening diseases, particularly cardiovascular disease and cancer. The Company licenses, develops and initiates the commercialization of novel, medical technologies developed by various research institutions throughout the world.

The Company currently owns patents for a test used to measure skin cholesterol and has in-licensed the technologies for tests to detect the presence of a cancer-specific marker for use in colorectal, lung and other cancers. In addition, the Company has patents pending for color measurement in biological reactions and has a right of first refusal on certain genomics-related technologies in the predictive medicine field.

2. SIGNIFICANT ACCOUNTING POLICIES

New pronouncements

Effective January 1, 2004, the Company adopted the Canadian Institute of Chartered Accountants’ [“CICA”] Handbook Section 3063, “Impairment of Long-Lived Assets” that was issued during 2003. Adopting this section impacts the recognition, measurement and disclosure of the impairment of long-lived assets on a prospective basis. A loss is recognized on a long-lived asset held for use when its carrying value exceeds the undiscounted cash flows from its use and disposition. The amount of the loss is determined by deducting the asset’s fair value [based on discounted cash flows] from its carrying value. Previously, the loss was determined by deducting the asset’s net recoverable value [based on undiscounted cash flows] from its carrying value. The Company has reviewed its policies and determined that there is no impact as a result of the Company adopting this section.

Effective January 1, 2005 the Company will adopt the guidelines relating to the disclosure requirements of variable interest entities as required by the CICA Accounting Guideline No. 15 [“AcG-15”], “Consolidation of Variable Interest Entities.” The Company has reviewed its policies and determined that there will be no impact as a result of adopting this pronouncement.

The consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles [“Canadian GAAP”] consistently applied within the framework of the significant accounting policies summarized below. The significant differences between Canadian and United States generally accepted accounting principles [“U.S. GAAP”] are described and reconciled in note 9.

Basis of consolidation

The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, IMI International Medical Innovations Inc. Berne, incorporated under the laws of Switzerland, and 6211178 Canada Inc., incorporated under the laws of Canada. All significant intercompany transactions and balances have been eliminated upon consolidation.

Revenue recognition

Upfront payments received from licensees are deferred and recognized in income on a straight-line basis over the respective terms of the agreements. Revenue from sales of products to licensees is recognized when title passes to the customers, which generally occurs when the products are shipped to the licensee, provided the Company has not retained any significant risks of ownership or future obligations with respect to the products shipped. Royalty revenues are based on sales by licensees and are recorded as income in the period earned.

Inventory

Inventory of raw materials is valued at the lower of cost and replacement cost. Inventories of finished goods are valued at the lower of cost and net realizable value, determined on a first-in, first-out basis.

33	IMI 2004 Annual Report

IMI Notes to Consolidated Financial Statements
December 31, 2004 [In Canadian dollars, unless otherwise noted]

Foreign currency translation

Foreign operations are considered integrated and are translated using the temporal method. Monetary items are translated using the exchange rate in effect at the year end and non-monetary items are translated at historical exchange rates. Revenue and expenses are translated at the average rate for the year except for amortization of capital assets, which is translated at the same exchange rates as the assets to which they relate. Exchange gains or losses are included in the determination of net loss for the year.

Cash and cash equivalents

Cash and cash equivalents comprise cash on hand and highly liquid investments that are readily convertible into cash with maturities of less than 90 days when purchased. Cash equivalents at December 31, 2004 were comprised of funds with an average interest rate of 1.8% [2003 — 2.6%].

Short-term investments

Short-term investments are carried at the lower of cost and market. Short-term investments at December 31, 2004 were comprised of money market funds and bankers’ acceptances with interest rates of approximately 2.4% [2003 —2.6%]. Short-term investments are comprised of highly liquid investments with maturity periods greater than 90 days but less than one year when purchased.

Capital assets

Capital assets are recorded at acquisition cost less accumulated amortization.

The purchase of molds required for the manufacture of product are capitalized and amortized over the useful life of the asset on the basis of units produced.

The Company provides for amortization on the declining balance basis, unless otherwise indicated, at rates which are expected to charge operations with the cost of the assets over their estimated useful lives as follows:

Manufacturing equipment	useful life on basis of units produced
Computer equipment	30%
Furniture and equipment	20%
Research instrumentation	30%
Laboratory equipment	20%
Leasehold improvements	straight-line over the term of the lease

Acquired technology

Patents and technology acquired by the Company are recorded at acquisition cost and are amortized on a declining balance basis at 20% per year. The Company records a writedown in acquired technology when there is a change in circumstances, such as unfavorable clinical trial results, suggesting an impairment has occurred.

Guarantees

Many of the Company’s agreements, specifically those related to financing, research and development and supply arrangements, include indemnification provisions where the Company may be required to make payment to the counterparty. Such payments relate to personal injury resulting from clinical trials and from breach of fundamental representation and warranty terms in the agreements with respect to matters such as corporate status, title of assets, consents to transfer, employment matters, litigation and other potential material liabilities. The maximum potential amount of future payments that the Company could be required to make under these indemnification provisions is not reasonably quantifiable as certain indemnifications are not subject to a monetary limitation. At December 31, 2004, management believes there is only a remote possibility that the indemnification provisions would require any material cash payment.

The Company indemnifies its directors and officers against any and all claims or losses reasonably incurred in the performance of their service to the Company to the extent permitted by law. The Company has acquired and maintains liability insurance for its directors and officers.

34	IMI 2004 Annual Report

IMI Notes to Consolidated Financial Statements
December 31, 2004 [In Canadian dollars, unless otherwise noted]

Financial instruments

The carrying values of cash and cash equivalents, short-term investments, other receivables and accounts payable and accrued liabilities are considered to approximate their respective fair values due to their short-term nature.

Research and development and related investment tax credits

Research and development expenditures include related salaries, subcontractor fees, product development expenses including patent costs, clinical trials costs and an allocation of administrative expenses and corporate costs specifically attributable to research and development. Research and development excludes any costs associated with the acquisition of capital assets and acquired technology. Research and development expenditures are charged to expenses as incurred unless management believes a development cost meets the generally accepted criteria for deferral. All development costs incurred to date have been expensed. Reimbursements for specific expenditures received through collaboration funding have been applied against research and development expense.

Investment tax credits earned as a result of incurring qualified scientific research and experimental development expenses are recorded when the amounts are readily determinable. The amounts are recorded as follows:

•	for capital assets — as a reduction of the cost of the related asset; and
•	for operating expenses — as a recovery within the consolidated statements of loss and deficit.

Income taxes

The Company applies the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using substantively enacted tax rates and laws that are expected to be in effect when the differences are expected to reverse. Valuation allowances are provided if it is more likely than not that some or all of the future tax assets will not be realized.

Loss per share

Loss per share has been calculated on the basis of net loss for the year divided by the weighted average number of common shares outstanding during the year. Diluted loss per share reflects the dilution that would occur if outstanding stock options and warrants were exercised or converted into common shares using the treasury stock method. The inclusion of the Company’s stock options and warrants in the computation of diluted loss per share would have an anti-dilutive effect on loss per share. Therefore, stock options and warrants have been excluded from the calculation of diluted loss per share. Consequently, there is no difference between basic loss per share and diluted loss per share.

Use of estimates

The preparation of consolidated financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ materially from those estimates.

Stock-based compensation

The Company has two stock-based compensation plans, which are described in notes 5[e] and [f].

On January 1, 2003, the Company prospectively adopted the recommendations of CICA Handbook Section 3870, “Stock-Based Compensation and Other Stock-Based Payments” [“Section 3870”]. The new recommendations are generally applicable only to awards granted after the date of adoption.

Section 3870 requires that options issued to employees be accounted for using the fair value method of accounting. Previously, no compensation expense was recognized for stock options granted to employees. For stock options awarded to employees prior to January 1, 2003 but subsequent to January 1, 2002, pro forma disclosure of net loss and loss per share is provided as if these awards were accounted for using the fair value method.

Consideration paid on the exercise of stock options and warrants is credited to capital stock.

35	IMI 2004 Annual Report

IMI Notes to Consolidated Financial Statements
December 31, 2004 [In Canadian dollars, unless otherwise noted]

The table below presents pro forma net loss and basic and diluted loss per common share as if stock options granted to employees between January 1, 2002 and December 31, 2002 had been determined based on the fair value method.

Effective January 1, 2002, shares issued to employees under the share purchase plan are accounted for as direct awards of stock and are recognized as an expense in the consolidated statements of loss and deficit [note 5[f]].

	2004	2003
	$	$
Net loss as reported	(5,568,899)	(4,062,711)
Estimated stock-based compensation costs	(223,830)	(250,350)
Pro forma net loss	(5,792,729)	(4,313,061)
Pro forma basic and diluted loss per common share	$(0.27)	$(0.21)

The assumptions used to calculate the estimated stock-based compensation costs are consistent with those used for U.S. GAAP reporting purposes [note 9[f]].

3. ECONOMIC DEPENDENCE AND CONCENTRATION OF CREDIT RISK

Sales to one customer represented 100% of total sales. Accounts receivable from this customer represented 100% of the total receivable at December 31, 2004 and 2003.

4. CAPITAL ASSETS

Capital assets consist of the following:

	2004
		Accumulated	Net book
	Cost	amortization	value
	$	$	$
Manufacturing equipment	18,150	6,600	11,550
Computer equipment	270,704	143,925	126,779
Furniture and equipment	60,172	39,357	20,815
Research instrumentation	606,104	373,439	232,665
Laboratory equipment	25,501	7,735	17,766
Leasehold improvements	21,479	10,099	11,380
	1,002,110	581,155	420,955

	2003
		Accumulated	Net book
	Cost	amortization	value
	$	$	$
Computer equipment	192,671	111,659	81,012
Furniture and equipment	55,802	38,936	16,866
Research instrumentation	568,753	282,587	286,166
Laboratory equipment	25,456	9,197	16,259
Leasehold improvements	8,705	5,803	2,902
	851,387	448,182	403,205

36	IMI 2004 Annual Report

IMI Notes to Consolidated Financial Statements
December 31, 2004 [In Canadian dollars, unless otherwise noted]

5. CAPITAL STOCK AND CONTRIBUTED SURPLUS

[a] Authorized

The authorized capital stock of the Company consists of an unlimited number of common shares, without nominal or par value, and an unlimited number of preferred shares, issuable in series.

[b] Issued and outstanding shares

		Stated	Contributed
	Number	value	surplus	Total
Common shares	#	$	$	$
Balance, December 31, 2001	19,565,394	18,141,436	71,054	18,212,490
Issued on exercise of warrants	4,202	25,000	-	25,000
Expiry of warrants	-	-	5,000	5,000
Issued pursuant to private placement [note 5[c]]	1,200,000	5,282,196	-	5,282,196
Issuance of stock options [note 5[e]]	-	-	43,234	43,234
Issued under share purchase plan [note 5[f]]	9,764	47,219	-	47,219
Issued on exercise of options [note 5[e]]	377,600	425,790	-	425,790
Share purchase loans [note 5[d]]	(375,000)	(255,045)	-	(255,045)
Balance, December 31, 2002	20,781,960	23,666,596	119,288	23,785,884
Expiry of warrants	-	-	191,000	191,000
Issuance of stock options [note 5[e]]	-	-	413,705	413,705
Issued under share purchase plan [note 5[f]]	8,942	27,147	-	27,147
Issued on exercise of options [note 5[e]]	290,000	238,070	-	238,070
Repayment of share purchase loans [note 5[d]]	180,000	125,040	-	125,040
Balance, December 31, 2003	21,260,902	24,056,853	723,993	24,780,846
Expiry of warrants	-	-	115,200	115,200
Issuance of stock options [note 5[e]]	-	-	488,994	488,994
Issued under share purchase plan [note 5[f]]	1,830	7,595	-	7,595
Issued on exercise of options [note 5[e]]	8,150	23,368	-	23,368
Issued on cashless exercise of options	27,713	94,500	-	94,500
Repayment of share purchase loans [note 5[d]]	15,000	10,005	-	10,005
Balance, December 31, 2004	21,313,595	24,192,321	1,328,187	25,520,508

On September 13, 2004, an executive of the Company exercised, on a cashless basis, 75,000 options to acquire common shares of the Company at $2.15 per share. The Company issued 27,713 common shares to the executive with an aggregate value equal to the difference between the exercise price of the options and the fair market value of the Company’s common shares on September 13, 2004. The Toronto Stock Exchange and the Board of Directors of the Company approved this cashless exercise.

[c] Private placement

Year ended December 31, 2002 transactions

During the year ended December 31, 2002, the Company issued, by way of private placement, 1,200,000 common shares at a price of $5.00 per common share for gross proceeds of $6,000,000 less issue costs of $529,404 [net $5,470,596].

In connection with this offering, the Company granted to the agent compensation warrants to purchase up to 120,000 common shares at an exercise price of $5.50 per share, exercisable at any time on or before April 2, 2003. The fair value of the warrants at the date of grant was estimated at $188,400, using the Black-Scholes option pricing model. The assumptions used to calculate the fair value of the warrants are as follows: expected volatility of 49%, risk-free interest rate of 3.42%, and expected warrant life of one year. The warrants expired unexercised on April 2, 2003.

37	IMI 2004 Annual Report

IMI Notes to Consolidated Financial Statements
December 31, 2004 [In Canadian dollars, unless otherwise noted]

[d] Warrants

Year ended December 31, 2004 transactions

During the year ended December 31, 2004, the Company issued 10,000 warrants, pursuant to a research collaboration agreement dated October 31, 2000, at an estimated fair value of $3,000. Under the terms of the agreement, the Company granted warrants to purchase up to 50,000 common shares at an exercise price of $4.50, such warrants to be issued in annual increments of 10,000 warrants exercisable immediately and expiring in one year. During each of the years ended December 31, 2003, 2002, 2001 and 2000, the Company issued 10,000 of these warrants, which expired unexercised on October 31, 2004, 2003, 2002 and 2001, respectively.

For valuation purposes, the Company has applied the Black-Scholes option pricing model to determine the estimated fair value of the warrants. The assumptions used to calculate the fair value of the warrants are as follows: expected volatility of 44%, risk-free interest rate of 3.94%, and expected warrant life of one year.

The Company provided loans to two of its executive officers during the year ended December 31, 2002, totaling $165,000, one executive officer during the year ended December 31, 2001 [$60,030] and two executive officers during the year ended January 31, 1999 [$30,015] in order to exercise options and warrants. The balance of these loans at December 31, 2004 was $120,000 [2003 — $130,005]. The loans outstanding at the year end bear interest at the rate prescribed by the Canada Revenue Agency, are payable on demand and are unsecured. Repayments of $10,005 were received by the Company during the year, and have been reflected as issuance of capital stock within the statement of cash flows. The amount of all loans outstanding has been deducted from capital stock until such time as the loans are repaid.

[e] Options

Prior to May 1, 1998, the Company granted options to its employees, directors and consultants under a stock option plan, of which none of these options remain outstanding as at December 31, 2004. Under the new 1998 Stock Option Plan, the Company may issue options for up to 3,000,000 common shares. As at December 31, 2004, 2,368,498 options had been issued, of which 2,130,285 remain outstanding under this plan and the remaining 631,502 are eligible to be issued. The exercise price of each option granted may not be less than the market price of the Company’s stock at the time of the grant and no option may have a term exceeding 10 years.

Certain of the options vest over a fixed term and others vest based on performance upon the achievement of certain milestones. A summary of the status of the two types of options is presented below:

Fixed stock options

Fixed stock options vest on an annual basis over a period of up to five years. The status of fixed stock options as at December 31, 2004, 2003 and 2002 and changes during the years ended on those dates is presented below:

	December 31, 2004		December 31, 2003		December 31, 2002
		Weighted		Weighted		Weighted
		average		average		average
	Number	exercise	Number	exercise	Number	exercise
	of shares	price	of shares	price	of shares	price
	#	$	#	$	#	$
Outstanding, beginning of year	1,757,035	3.45	1,310,750	3.44	981,750	2.43
Granted	406,000	3.79	559,285	3.43	714,000	3.59
Exercised	(33,613)	2.24	(20,000)	2.65	(377,600)	1.13
Expired or forfeited	(175,137)	3.50	(93,000)	3.32	(7,400)	2.02
Outstanding, end of year	1,954,285	3.54	1,757,035	3.45	1,310,750	3.44
Options exercisable at year end	1,258,957		973,700		764,350

38	IMI 2004 Annual Report

IMI Notes to Consolidated Financial Statements
December 31, 2004 [In Canadian dollars, unless otherwise noted]

The following table presents information about fixed stock options outstanding at December 31, 2004:

		Weighted	Weighted		Weighted
Range of		average	average		average
exercise	Number	remaining	exercise	Number	exercise
prices	outstanding	life	price	exercisable	price
$	#	[in years]	$	#	$
2.40-2.99	645,285	2.73	2.81	407,057	2.79
3.27-3.97	469,500	2.75	3.54	315,500	3.45
4.00-4.61	819,500	3.07	4.05	528,400	4.08
6.05	20,000	2.43	6.05	8,000	6.05
	1,954,285			1,258,957

Performance stock options

Performance stock options vest immediately upon the achievement of certain milestones as determined by the Board of Directors at the time of issuance. Compensation expense for performance stock options is recorded when it is determined that achievement of the milestone is likely. The performance stock option milestones include criteria measured by product-related goals and corporate goals. Product-related goals include: product development, completion of clinical trials, regulatory submissions, regulatory approvals, signing of marketing partners and commercial launch of the Company’s products. The corporate goals include: successful investor and public relations activities related to media publications and investor analyst coverage, as well as financial goals including completion of financings and government grants.

The status of performance stock options as at December 31, 2004, 2003 and 2002 and changes during the years ended on those dates is presented below:

	December 31, 2004		December 31, 2003		December 31, 2002
		Weighted		Weighted		Weighted
		average		average		average
	Number	exercise	Number	exercise	Number	exercise
	of shares	price	of shares	price	of shares	price
	#	$	#	$	#	$
Outstanding, beginning of year	214,750	3.54	487,750	1.96	615,250	1.26
Granted	-	-	-	-	85,500	3.91
Exercised	(2,250)	3.45	(270,000)	0.69	-	-
Expired or forfeited	(36,500)	3.93	(3,000)	3.55	(213,000)	0.72
Outstanding, end of year	176,000	3.46	214,750	3.54	487,750	1.96
Options exercisable at year end	85,825		111,275		368,075

The following table presents information about performance stock options outstanding at December 31, 2004:

		Weighted	Weighted		Weighted
Range of		average	average		average
exercise	Number	remaining	exercise	Number	exercise
prices	outstanding	life	price	exercisable	price
$	#	[in years]	$	#	$
2.50-3.45	70,000	1.10	2.64	44,625	2.63
4.00	106,000	1.89	4.00	41,200	4.00
	176,000			85,825

39	IMI 2004 Annual Report

IMI Notes to Consolidated Financial Statements
December 31, 2004 [In Canadian dollars, unless otherwise noted]

[f] Employee share purchase plan

As a result of ongoing interest by its employees and directors in purchasing shares of the Company, the Company implemented a share purchase plan effective March 22, 1999, as amended. Pursuant to the terms of the plan, the Company will match the value of the common shares purchased by its employees or directors by issuing from treasury an equal number of common shares, up to a maximum value of the lesser of 50% of the maximum allowable annual contribution for registered retirement savings plans [being $7,750 as at December 31, 2004] or 9% of the employee’s annual salary. The maximum number of common shares which may be issued by the Company pursuant to the share purchase plan is 350,000. Under the plan, the Company issued 1,830 common shares to employees and directors during the year ended December 31, 2004 and 8,942 and 9,764 shares during the years ended December 31, 2003 and 2002, respectively.

6. INCOME TAXES

[a] Significant components of the Company’s future tax assets are as follows:

	2004	2003
	$	$
Future tax assets
Federal tax loss carryforwards	1,956,754	1,902,230
Ontario tax loss carryforwards	1,357,524	1,343,618
Investment tax credits	1,352,225	-
Financing and share issue costs	223,733	203,430
SR&ED expenditures	2,714,228	2,169,052
Capital assets	71,648	41,876
Deferred revenue	730,601	-
Future tax assets before valuation allowance	8,406,713	5,660,296
Valuation allowance	(8,406,713)	(5,660,296)
Net future tax assets	-	-

No net future tax assets have been recognized in the consolidated financial statements as the realization of the net future tax assets does not meet the more likely than not recognition criteria.

[b] The Company has accumulated tax losses for federal and provincial purposes in Canada. The Company also has unclaimed federal scientific research investment tax credits. The losses and investment tax credits can be used to offset future years’ Canadian taxable income, the benefit of which has not been recorded in the accounts.

40	IMI 2004 Annual Report

IMI Notes to Consolidated Financial Statements
December 31, 2004 [In Canadian dollars, unless otherwise noted]

The approximate tax losses and investment tax credits expire as follows:

			Investment
	Federal	Ontario	tax credits
	$	$	$
2005	351,000	767,000	-
2006	832,000	989,000	-
2007	1,062,000	1,340,000	-
2008	1,562,000	1,562,000	-
2009	2,887,000	2,887,000	18,000
2010	2,038,000	2,038,000	247,000
2011	114,000	114,000	337,000
2012	-	-	297,000
2013	-	-	397,000
2014	-	-	440,000
	8,846,000	9,697,000	1,736,000

[c] The Company has available scientific research and experimental development [“SR&ED”] expenditures for income tax purposes which may be carried forward indefinitely to reduce future years’ taxable income. The total of such expenditures accumulated to December 31, 2004 is approximately $7,514,000. The potential income tax benefits associated with these expenditures have not been recorded in the accounts.

[d] The Company is entitled to receive provincial investment tax credits relating to scientific research and experimental development costs incurred, the benefits of which have been accrued in the accounts.

7. COMMITMENTS

[a] Commercialization agreements

On May 10, 2002 the Company entered into an agreement with McNeil Consumer Healthcare [“McNeil”] to market and distribute the Company’s test for coronary artery disease in Canada. Pursuant to an amendment to this agreement, dated December 20, 2002, and upon payment to the Company of $100,000, McNeil exercised an option to expand its marketing rights in Canada to include the laboratory field and to extend the territory for the insurance laboratory field to include the United States and Mexico. The amended agreement provides McNeil with exclusive rights, in these fields and in this territory, to the professional skin cholesterol test system and the future version for consumer use, both of which will be jointly developed by McNeil and the Company. The term of the agreement is 15 years and requires McNeil to purchase the Company’s skin cholesterol test and to pay ongoing royalties to the Company on sales, in addition to a series of financial milestone payments of up to $3,300,000 which will be based on McNeil’s achievement of specified annual sales levels of the licensed products. The Company may terminate this agreement if certain minimum levels of sales are not met. Since all future royalties and milestone payments under this agreement are based on sales by McNeil, the Company is unable at this time to estimate the aggregate future payments that could be received under this agreement.

On May 28, 2004, the Company signed an additional marketing agreement with McNeil and completed an exclusive worldwide licensing agreement to sell the Company’s skin cholesterol tests under the brand name PREVU* Skin Sterol Test. The agreement has a minimum term of 10 years. Under the financial terms of the agreement, the Company received a $3,000,000 upfront payment and can receive a series of additional payments of up to $15,750,000 [over and above the Canadian agreement payments] upon the achievement of specific milestones. In addition to sales of products to McNeil, the Company will also receive royalties on McNeil’s sales of the products.

41	IMI 2004 Annual Report

IMI Notes to Consolidated Financial Statements
December 31, 2004 [In Canadian dollars, unless otherwise noted]

[b] Research and collaboration agreements

The Company has entered into agreements with various clinical sites to conduct clinical trials on its technologies. The Company is committed upon the progressive completion of the trials to make further payments of approximately $908,000.

The Company has acquired or is developing in collaboration with others a number of technologies that will require the Company to make payments upon the successful achievement of certain technological milestones. Additionally, in connection with the development of the technologies, the Company has entered into research agreements whereby a minimum fee will be paid for research and development to be carried out by other parties. The Company is committed, upon the successful achievement of future operating performance milestones, to make further payments of approximately $440,000 to these parties.

[i] Pursuant to agreements [the “ColorectAlertTM License Agreements”] dated March 27, 1998, May 1, 1998 and October 23, 2001 between the Company and Dr. A.K.M. Shamsuddin [the “ColorectAlertTM Inventor”], the Company acquired a license, including the three existing United States and Japanese patents, for a technology that detects a carbohydrate marker associated with cancerous and pre-cancerous conditions [“ColorectAlertTM”]. Pursuant to the terms of the agreements, the Company is required to make payments upon achieving certain research and development milestones as well as royalty payments based on revenues from sales of this technology. As at December 31, 2004, the Company has made milestone payments under the ColorectAlertTM License Agreements of approximately $328,000. Future milestone payments, upon completion of specific milestones, could amount to as much as $125,000. In addition, the Company granted warrants to purchase up to 100,000 common shares at exercise prices ranging from $3.50 to $4.50 per share to the ColorectAlertTM Inventor. The agreements do not provide for a fixed termination date and may only be terminated by the parties in the event of a material breach by the other party.

[ii] On June 19, 2001, the Company entered into an exclusive agreement with Diagnostic Chemicals Limited [“DCL”] to manufacture and supply the Company with Cholesterol 1,2,3TM test kits for the U.S. and Canada. The term of the DCL agreement is five years unless earlier terminated by either party upon the material breach by the other party or by the Company within 180 days’ notice or by DCL within 12 months’ notice.

[iii] The Company entered into an agreement with Procyon Biopharma Inc. [“Procyon”] dated March 19, 2001, as amended [the “Procyon License Agreement”], whereby the Company has the right to complete the development, clinical trials and regulatory submission for the technology and is entitled to develop, manufacture, market and distribute the ColoPathTM technology exclusively on a global basis. Pursuant to the terms of the Procyon License Agreement, all new patents will be owned by the Company. Procyon is entitled to payments based on the completion of certain research and development milestones as well as a royalty payment based on sales of all mucus-based colorectal cancer tests. As at December 31, 2004, the Company has made milestone payments under the Procyon License Agreement of $125,000. Future milestone payments, upon completion of specific milestones, could amount to as much as $225,000. The Procyon License Agreement does not have a fixed termination date and it may be terminated upon written agreement of the parties, if the Company has not at that time engaged in any clinical work or product development in connection with the research and development of ColorectAlertTM or ColoPathTM or met minimum levels of sales of these products. In addition, the Company granted to Procyon warrants to purchase up to 75,000 common shares at an exercise price of $4.50 per share in connection with this agreement. These warrants expired unexercised on March 19, 2004.

[iv] The Company has a research alliance with McMaster University [“McMaster”]. This research service agreement, dated October 31, 2000, requires the Company to provide research and development funding to McMaster in an amount of $120,000 per year in support of the development of gene-based cancer products. The Company also has the right under

42	IMI 2004 Annual Report

IMI Notes to Consolidated Financial Statements
December 31, 2004 [In Canadian dollars, unless otherwise noted]

this agreement for the use of laboratory facilities at McMaster. As at December 31, 2004, the Company has paid $510,000 to McMaster under this agreement. The Company has granted warrants to purchase up to 10,000 shares per year at an exercise price of $4.50 per share to McMaster under this agreement [note 5[d]]. This agreement has a termination date of October 31, 2005 and may be terminated earlier by the Company upon six months’ notice.

[v] The Company entered into an agreement with Dr. S. Hakky dated August 30, 2000, as amended [the “Hakky License Agreement”], whereby the Company assumed responsibility for the development, clinical trials and regulatory submission for the technology and is entitled to develop, manufacture, market and distribute this technology exclusively on a worldwide basis. Further development of the technology was discontinued in 2003.

[vi] On May 10, 1999 the Company entered into an agreement with X-Rite, Incorporated [“X-Rite”] to develop and supply the Company with a hand-held instrument and related software for Cholesterol 1,2,3TM, for use in a professional setting. Pursuant to the terms of the X-Rite Agreement, the Company has agreed to purchase all of the worldwide requirements for color measuring devices and related software for use by the Company in marketing and selling Cholesterol 1,2,3TM systems in point-of-care applications in a professional setting from X-Rite. The term of the X-Rite Agreement is six years unless earlier terminated by either party upon the material breach by the other party or, at the option of X-Rite, if a certain minimum number of X-Rite instruments are not purchased.

[c] Key man life insurance

A subsidiary of the Company, 6211178 Canada Inc. (the “Subsidiary”), owns life insurance policies for the CEO in the amount of $8,000,000, with the Subsidiary as the named beneficiary. In the event of the CEO’s death, the Subsidiary shall use 75% of the insurance proceeds to purchase the CEO’s common shares in the Company from his estate. Pursuant to the terms of the insurance agreement, on January 1 of each year, the Subsidiary shall ensure that the amount of the insurance policy is not less than 100% of the fair market value of the CEO’s common shares at that date. The Company owns an additional life insurance policy for the CEO in the amount of $3,000,000.

[d] Operating leases and other commitments

The Company has future minimum annual lease payments under operating leases for its office premises as follows:

$
2005	91,160
2006	96,420
2007	98,170
2008	98,170
2009	19,450
403,370

The Company has also entered into an investor and public relations consulting services agreement that will require further payments in the amount of $115,000 during the next fiscal year.

43	IMI 2004 Annual Report

IMI Notes to Consolidated Financial Statements
December 31, 2004 [In Canadian dollars, unless otherwise noted]

8. CONSOLIDATED STATEMENTS OF CASH FLOWS

Changes in non-cash working capital balances related to operations comprise:

	2004	2003	2002
	$	$	$
Accounts receivable	(211,648)	-	-
Inventory	(267,500)	-	-
Prepaid expenses and other receivables	186,774	(99,063)	(103,452)
Investment tax credits receivable	(209,000)	91,000	(60,000)
Accounts payable and accrued liabilities	1,045,389	(46,907)	230,881
Advance collaboration funding	-	-	(36,588)
	544,015	(54,970)	30,841

Excluded from the consolidated statement of cash flows for the years ended December 31, 2004 and 2003 is the issuance of warrants paid as consideration for services of nil and $6,000, respectively, as described in note 5[d].

Excluded from the consolidated statement of cash flows for the year ended December 31, 2002 is the issuance of compensation warrants issued in connection with the private placement of common shares of $188,400 as described in note 5[c], the issuance of common shares for consideration of share purchase loans of $165,000 as described in note 5[d] and the issuance of warrants paid as consideration for services of $2,165. During 2004, 2003 and 2002, the Company did not pay any amounts for interest or income taxes.

9. RECONCILIATION OF CANADIAN TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The Company prepares its consolidated financial statements in accordance with Canadian GAAP, which, as applied in these consolidated financial statements, conforms in all material respects to U.S. GAAP, except as follows:

	2004	2003	2002
	$	$	$
Net loss for the year [Canadian GAAP]	(5,568,899)	(4,062,711)	(4,018,262)
Adjustments
Amortization of acquired technology [a]	90,715	113,393	141,742
Fixed stock options granted to employees [b]	-	-	(5,625)
Fixed stock options granted to non-employees [c]	-	-	(57,521)
Performance stock options [d]	-	-	(931,474)
Net loss and comprehensive loss for the year
[U.S. GAAP] [e]	(5,478,184)	(3,949,318)	(4,871,140)
Basic and diluted loss per share
[U.S. GAAP]	$(0.26)	$(0.19)	$(0.24)
Weighted average number of common shares outstanding
Basic and diluted	21,276,497	20,967,677	20,406,733

Basic loss per common share is determined using the weighted average number of common shares outstanding during the years. As a result of the net losses for the years ended December 31, 2004, 2003 and 2002, the potential dilutive effect of the exercise of stock options and warrants was anti-dilutive, and therefore it has not been included in the calculation of diluted loss per share.

44	IMI 2004 Annual Report

IMI Notes to Consolidated Financial Statements
December 31, 2004 [In Canadian dollars, unless otherwise noted]

Consolidated balance sheet items, which would differ under U.S. GAAP, are as follows:

	2004	2003	2002
	$	$	$
ASSETS
Acquired technology, net [a]	-	-	-
	6,633,221	7,620,454	10,812,417
SHAREHOLDERS’ EQUITY
Capital stock	28,924,764	28,789,296	28,399,039
Additional paid-in capital	3,681,606	2,855,856	1,705,634
Warrants	200,000	312,200	496,000
Deferred compensation	(832,164)	(610,608)	(65,091)
Deficit	(29,840,222)	(24,362,038)	(20,412,720)
	2,133,984	6,984,706	10,122,862

During 2004, the Company commenced principal operations and generated revenue from product sales as well as royalty payments. As a result, the Company is no longer considered to be a Development Stage Enterprise under the guidelines of Statement of Financial Accounting Standard [“FAS”] 7, “Accounting and Reporting by Development Stage Enterprises.”

[a] Acquired technology

Under U.S. GAAP, the Company’s acquired technology, which is primarily comprised of patents and know-how which require regulatory approval to be commercialized and which has no proven alternative future uses, is considered in-process research and development and is immediately expensed upon acquisition in accordance with FAS 2, “Accounting for Research and Development Costs.” The Company’s acquired technology does not have an alternative future use given its specialized nature and limited alternative use. Under Canadian GAAP, the acquired technology is considered to be a development asset which is capitalized and amortized over its expected useful life.

[b] Fixed stock options granted to employees

Accounting Principles Board Opinion No. 25 [“APB 25”] requires the Company to recognize compensation expense relating to the intrinsic value of the options when the market price of the underlying stock is greater than the exercise price of the Company’s employee stock options on the grant date. Under Canadian GAAP, the Company was not required to record compensation expense for stock options granted to employees until January 1, 2004. However, the Company elected to record the expense for the years ended December 31, 2003 and 2004.

On January 1, 2003, the Company prospectively adopted the recommendations of FAS 123, “Accounting for Stock-based Compensation” [“FAS 123”]. Under the new policy, stock options awarded to employees on or after January 1, 2003 are accounted for using the fair value method. For stock options awarded to employees prior to January 1, 2003, pro forma disclosure of net loss and loss per share is provided below as if these awards were accounted for using the fair value method.

[c] Fixed stock options granted to non-employees

During the course of developing the Company’s products, stock options were granted to consultants, researchers and advisors who are classified as non-employees. Stock options issued to non-employees are accounted for at fair value under the provisions of FAS 123. For options granted during 2002, this treatment is consistent with the provisions of Section 3870. However, a Canadian-U.S. GAAP difference still arises on the amortization of fixed options granted to non-employees prior to January 1, 2002 as no compensation expense is recorded under Canadian GAAP for stock options granted to non-employees prior to January 1, 2002.

Fair value is determined using the Black-Scholes option pricing model, using assumptions as disclosed in note 9[f].

45	IMI 2004 Annual Report

IMI Notes to Consolidated Financial Statements
December 31, 2004 [In Canadian dollars, unless otherwise noted]

[d] Performance stock options

The Company granted performance stock options to employees that vest upon the achievement of certain milestones. In accordance with APB 25, such stock options are accounted for using the variable method of accounting until the performance milestone is achieved. Under variable accounting, if it is likely that the milestone will be met, the compensation associated is recalculated at each reporting date based on the current intrinsic value and amortized over the remaining vesting period. Under FAS 123, the fair value associated with these performance stock options is presented as part of the pro forma disclosure. The only Canadian-U.S. GAAP difference arises on performance stock options granted to non-employees prior to January 1, 2002, as no compensation expense is recorded under Canadian GAAP for stock options granted to non-employees prior to January 1, 2002.

[e] Comprehensive income

FAS 130, “Reporting Comprehensive Income,” establishes standards for the reporting and display of comprehensive income and its components in general purpose financial statements. Comprehensive income is defined as the change in net assets of a business enterprise during a period from transactions and other events and circumstances from non-owner sources, and includes all changes in equity during a period. For the years presented, the Company did not have any material transaction that would otherwise have had an impact on comprehensive income. As such, net loss for the year under U.S. GAAP is equal to comprehensive income.

[f] FAS 123 pro forma disclosures

FAS 123 requires pro forma disclosures of net loss and loss per share as if the fair value method, as opposed to the intrinsic value-based method, of accounting for employee stock options had been applied.

The following table presents the Company’s net loss and loss per share on a pro forma basis using the fair value method as determined by using the Black-Scholes option pricing model:

	2004	2003	2002
	$	$	$
Net loss for the year
U.S GAAP — as reported	(5,478,184)	(3,949,318)	(4,871,140)
Pro forma stock-based compensation expense	(376,879)	(428,226)	(1,012,476)
Net loss under U.S. GAAP — pro forma	(5,855,063)	(4,377,544)	(5,883,616)
Basic and diluted loss per share [U.S. GAAP]
As reported	$(0.26)	$(0.19)	$(0.24)
Pro forma	$(0.28)	$(0.21)	$(0.29)

46	IMI 2004 Annual Report

IMI Notes to Consolidated Financial Statements
December 31, 2004 [In Canadian dollars, unless otherwise noted]

The assumptions used to calculate the fair value of stock compensation expense using the Black-Scholes option pricing model are approximately as follows:

	2004	2003	2002
	$	$	$
Expected volatility	50.1%	54.3%	55.5%
Risk-free interest rate	3.79%	4.06%	4.56%
Expected option life	5 years	5 years	5 years

Dividend yield assumption used for all years presented was nil.

The Black-Scholes option pricing model, used by the Company to calculate option values, as well as other accepted option valuation models were developed to estimate fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differ from the Company’s stock option awards. These models also require highly subjective assumptions, including future stock price volatility and expected time until exercise, which greatly affect the calculated values. Accordingly, management believes that these models do not necessarily provide a reliable single measure of the fair value of the Company’s stock option awards.

[g] Additional consolidated balance sheet information

Accounts payable and accrued liabilities consisted primarily of accruals related to clinical trials of $236,023 [2003 —$142,000; 2002 — $211,886] and amounts owing to trade creditors of $1,352,014 [2003 — $302,435; 2002 —$276,303].

In accordance with Canadian GAAP, the Company’s cash and cash equivalents and short-term investments are carried at the lower of cost or market based on quoted market prices. Under U.S. GAAP, these investments would have been classified as held-to-maturity and would be recorded at amortized cost. There is no significant difference between cost under Canadian GAAP and amortized cost under U.S. GAAP. Accrued interest is included in the short-term investments balance, which in total approximates fair value.

[h] Recent accounting developments

The Financial Accounting Standards Board issued Interpretation No. 46, “Consolidation of Variable Interest Entities” [“Interpretation 46”], in December 2003. Similar to AcG-15 in Canadian GAAP, Interpretation 46 provides criteria and guidelines to determine whether an entity is a variable interest entity to the Company for consolidation purposes. The Company has reviewed its policies and determined that there is no impact on the consolidated financial statements as a result of the Company adopting these pronouncments.

10. COMPARATIVE CONSOLIDATED FINANCIAL STATEMENTS

The comparative consolidated financial statements for the years ended December 31, 2003 and 2002 have been reclassified from statements previously presented to conform to the presentation of the 2004 consolidated financial statements.

47	IMI 2004 Annual Report